UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-36582

CUSIP NUMBER G0360L209

(Check one):

☐  Form 10-K ☒ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ALTAMIRA THERAPEUTICS LTD.
Full Name of Registrant

N/A
Former Name if Applicable

Clarendon House, 2 Church Street
Address of Principal Executive Office (Street and Number)

Hamilton HM 11, Bermuda
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file, without unreasonable effort and expense, its Annual Report on Form 20-F for the period ended December 31, 2022 because the compilation and review of the information required to be in the annual report has not been finalized before the filing deadline, and information has not been provided to the Registrant’s auditors for them to complete their audit procedures and furnish their opinion, primarily due to the time and attention that management of the Registrant needed to spend during the months of February through April 2023 on the offering of common shares and warrants that was commenced pursuant to the Registration Statement on Form F-1 (File No. 333-269823), initially filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2023 and amended six times, but which was never completed, and which offering process ended only on April 13, 2023, when such registration statement was withdrawn. The Registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Meyer	441	295-5950
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates recording a one-time non-cash impairment of approximately CHF 12.4 million as of December 31, 2022 to write off all capitalized development expenditures for its AM-125 development project since the conditions for capitalization under International Financial Reporting Standards were no longer met. However, the Company is not able to finalize such estimated results at this time due to the ongoing analysis and review of the Company’s financial statements, as described above.

ALTAMIRA THERAPEUTICS LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Thomas Meyer
Thomas Meyer
	Title:	Chief Executive Officer